CUSIP No. 94770V102 Page 1 of 8

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
SCHEDULE 13D (Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. )1
WebMD Health Corp.
(Name of Issuer)
Common Stock, $.01 par value

(Title of Class of Securities)
94770V102
(CUSIP Number)
Kensico Capital Management Corp.
55 Railroad Avenue, 2nd Floor
Greenwich, CT 06830
Attn: Joseph Signorile
Tel: (203) 862-5800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) October 17, 2012
(Date of Event Which Requires Filing of This Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☒

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (voluntary) Kensico Capital Management Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,689,488
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,689,488
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,689,488
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.35% *
14.		TYPE OF REPORTING PERSON CO, IA
* Based on 50,123,881 shares of Common Stock outstanding as of August 3, 2012, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2012 filed with the Securities and Exchange Commission on August 9, 2012.

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1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (voluntary) Michael B. Lowenstein
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,689,488
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,689,488
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,689,488
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.35% *
14.		TYPE OF REPORTING PERSON IN, HC
* Based on 50,123,881 shares of Common Stock outstanding as of August 3, 2012, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2012 filed with the Securities and Exchange Commission on August 9, 2012.

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1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (voluntary) Thomas J. Coleman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,689,488
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,689,488
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,689,488
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.35% *
14.		TYPE OF REPORTING PERSON IN, HC
* Based on 50,123,881 shares of Common Stock outstanding as of August 3, 2012, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2012 filed with the Securities and Exchange Commission on August 9, 2012.

CUSIP No. 94770V102 Page 5 of 8

SCHEDULE 13D

Item 1.     Security and Issuer.

This statement on Schedule 13D relates to the Common Stock of WebMD health Corp. (the “Issuer”).  The Issuer’s principal executive office is located at 111 Eighth Avenue, New York, New York 10011.

Item 2.     Identity and Background.

(a) This Schedule 13D is being filed on behalf of each of the following persons pursuant to Rule 13d-1(k) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended (the “Exchange Act”):  Kensico Capital Management Corp., a Delaware corporation (“KCM”), Michael B. Lowenstein and Thomas J. Coleman (each, a “Reporting Person” and together, the “Reporting Persons”).  The agreement among the Reporting Persons to file jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit A. However, the filing of this Statement shall not be construed as an admission that the Reporting Persons are part of a group, or have agreed to act as part of a group.

(b)-(c) The principal business of KCM is to provide investment management services to certain affiliated funds, including Kensico Partners, L.P., a Delaware limited partnership (“Kensico Partners”),  Kensico Associates, L.P., a Delaware limited  partnership (“Kensico Associates”), Kensico Offshore Fund Master, Ltd., an exempted company organized under the laws of the Cayman  Islands, B.W.I. (“Kensico Offshore”), and Kensico Offshore Fund II Master, Ltd., an exempted company organized  under the laws of the Cayman  Islands, B.W.I. (“Kensico Offshore II”) (collectively,  the “Funds”).  Kensico Capital, LLC a Delaware limited liability company (“Kensico Capital”) serves as General Partner of Kensico Partners and Kensico Associates.  Mr. Lowenstein and Mr. Coleman, who is a director of the Issuer, are Co-Presidents of KCM and Managing Members of Kensico Capital.  The principal business address of each of the entities and individuals named in this Item 2 is 55 Railroad Avenue, 2nd Floor, Greenwich, CT  06830.

(d)-(e) During the last five years, none of the Reporting Persons has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his or her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individuals named in this Item 2 is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.

As of the date of this statement the Reporting Persons have purchased an aggregate of 5,689,488 shares of Common Stock in open market transactions at prices ranging from $20.77 to $35.11.  The source of funds for such purchases was the working capital, or funds available for investment (which may at any given time include funds borrowed from the Funds' prime brokers in the ordinary course of business in the Funds' respective margin accounts) of the Funds.

Item 4.     Purpose of Transaction.

 On October 17, 2012, the Issuer announced that Mr. Coleman, a Reporting Person, has been appointed to the Issuer’s Board of Directors as a director with a term expiring at the 2013 annual meeting of shareholders.

In connection with Mr. Coleman’s appointment to the Issuer’s Board of Directors, on October 17, 2012, KCM entered into an agreement (the “October 17 Agreement”) with the Issuer which is described in Item 6 hereof. A copy of the Agreement is attached hereto as Exhibit B, and any description thereof is qualified in its entirety by reference thereto.

The Reporting Persons acquired the subject shares of Common Stock in the ordinary course of business.  Representatives of the Reporting Persons may engage in discussions from time to time with the Board of Directors and management of the Issuer, other stockholders of the Issuer, consultants, financial advisors and other relevant parties that may include matters relating to the financial condition, strategy, business, assets, operations, control, extraordinary transactions, capital structure and strategic plans of the Issuer.  In addition to the foregoing, the Reporting Persons and their representatives reserve the right to join together with others to engage the Issuer, other stockholders of the Issuer, consultants, financial advisors and other relevant parties in discussions and negotiations relating to, and may enter into certain agreements and take certain actions in connection with, one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

    The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, actions taken by the Board of Directors of the Issuer, price levels of the securities of the Issuer, developments and conditions in the Issuer’s industry, other investment opportunities available to the Reporting Persons, conditions in the capital markets and general economic and industry conditions, the Reporting Persons reserve the right to join together with others to, in the future, take such actions with respect to their investments in the Issuer as they deem appropriate, including purchasing, or entering into agreements to purchase, additional securities of the Issuer, entering into financial instruments or other agreements which increase or decrease the Reporting Persons’ economic exposure with respect to their investments in the Issuer, entering into non-disclosure agreements, entering into transactions or agreements concerning control of the issuer, entering into agreements in connection with performing due diligence with respect to the Issuer, including but not limited to selling, or entering into agreements to sell, some or all of the Reporting Persons’ respective holdings in the Issuer, engaging in any hedging or similar transactions or agreements with respect to such holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

(a)           The information required by Item 5(a) is incorporated herein by reference to the cover pages to this Schedule 13D.

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(b)           KCM, in its capacity as investment manager to the Funds, has the power to vote or direct the vote and to dispose or direct the disposition of the Common Stock beneficially owned by the Funds, and by virtue of Mr. Lowenstein’s and Mr. Coleman’s respective positions as Co-Presidents of KCM, they may be deemed to share such voting and dispositive power over the Common Stock beneficially owned by the Funds with one another and with KCM.

(c)           None of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this statement.

(d)           Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Item 4 and 6 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.  However, in the future each of the Funds may from time to time enter into and dispose or unwind cash-settled equity swap or other similar derivative transactions with respect to the Common Stock, which are based upon the value of the Common Stock, with one or more counterparties.  These arrangements do not and will not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer.  Accordingly, the Reporting Persons disclaim any beneficial ownership in securities that may be referenced in such contracts or that may be held from time to time by any counterparty to such contracts.

On October 17, 2012, the Issuer and KCM entered into the October 17 Agreement in connection with the appointment of Thomas J. Coleman to the Issuer’s Board of Directors.  The October 17 Agreement contains a series of undertakings by KCM and the Issuer concerning matters relating to corporate governance and confidentiality.  A copy of the Agreement is attached hereto as Exhibit B, and any description thereof is qualified in its entirety by reference thereto.

Item 7.       Material to be Filed as Exhibits.

Exhibit A --  Joint Filing Agreement

Exhibit B -- October 17 Agreement

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SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2012

KENSICO CAPITAL MANAGEMENT CORP.
By:	/s/ Michael B. Lowenstein
Authorized Signatory
KENSICO PARTNERS, LLC By: /s/ Michael B. Lowenstein MICHAEL B. LOWENSTEIN
/s/ Michael B. Lowenstein

THOMAS J. COLEMAN
/s/ Thomas J. Coleman

CUSIP No. 94770V102 Page 8 of 8

EXHIBIT A

AGREEMENT REGARDING THE JOINT FILING OF
SCHEDULE 13D

The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit A, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
.
Dated:  October 17, 2012

KENSICO CAPITAL MANAGEMENT CORP.
By:	/s/ Michael B. Lowenstein
Authorized Signatory
KENSICO PARTNERS, LLC By: /s/ Michael B. Lowenstein MICHAEL B. LOWENSTEIN
/s/ Michael B. Lowenstein

THOMAS J. COLEMAN
/s/ Thomas J. Coleman

   EXHIBIT B

Execution Version

DIRECTOR APPOINTMENT AGREEMENT

This Director Appointment Agreement, dated as of October 17, 2012 (this “Agreement”), is by and among Kensico Capital Management Corp. and the investment funds it advises (collectively, “Kensico Capital Management”) and WebMD Health Corp., a Delaware corporation (the “Company”).

WHEREAS, Thomas J. Coleman is the Co-President of Kensico Capital Management, which owns an aggregate of 5,689,488 shares of the common stock, par value $0.01 per share, of the Company (the “Common Stock”);

WHEREAS, the board of directors of the Company (the “Board”) has invited Mr. Coleman to join the Board as a director of the Company, effective as promptly as practicable after the date hereof; and

WHEREAS, the parties hereto desire to memorialize certain arrangements between Kensico Capital Management and Mr. Coleman to permit Mr. Coleman to effectively participate as a director of the Company, while continuing to fulfill his obligations to Kensico Capital Management.

NOW, THEREFORE, in consideration of and reliance upon the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.
Board Representation.  The Company agrees (i) to increase the size of Board from twelve (12) to thirteen (13) members, and (ii) to appoint Thomas J. Coleman as a Class II director on the Board (with a term expiring at the 2013 annual meeting of stockholders), effective as promptly as practicable after the date hereof.  The Company agrees that it shall provide Kensico Capital Management written notice at least 20 days prior to the expiration of the period specified for the timely delivery of stockholder notices in Section 1.12(A) of the Amended and Restated By-laws of the Company if Thomas J. Coleman will not be renominated as a director by the Company at the 2013 annual meeting of stockholders.

2.	Actions by Kensico Capital Management.

(a)
So long as the Company is not in breach of any of its obligations set forth in this Agreement (which breach has not been cured within two (2) days’ written notice from Kensico Capital Management), from and after the date hereof through the date that Thomas J. Coleman is no longer a director of the Company, Kensico Capital Management shall not, directly or indirectly, and shall cause its Affiliates (as such term is defined below) not to, directly or indirectly (except as otherwise contemplated by this Agreement, required by applicable law or, with respect to any board duties or actions, those actions taken by Thomas J. Coleman acting in his capacity as a director):

(i) solicit proxies or written consents of stockholders, or conduct any other type of referendum (binding or non-binding) with respect to the Voting Securities (as defined below), or from the holders of the Voting Securities, or become a “participant” (as such term is defined in Instruction 3 to Item 4 of Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) in or assist any third party in any “solicitation” of any proxy, consent or other authority (as such terms are defined under the Exchange Act) to vote any shares of the Voting Securities,

(ii) actively encourage, advise or influence any other person or actively assist any third party in so encouraging, assisting or influencing any person with respect to the giving or withholding of any proxy, consent or other authority to vote or in conducting any other type of referendum with respect to the Company or the Voting Securities,

(iii) form or join in a partnership, limited partnership, syndicate or other group (other than any such group comprised solely of Kensico Capital Management), including without limitation a group as defined under Section 13(d) of the Exchange Act, with respect to the Voting Securities, or otherwise support or participate in any effort by a third party with respect to the matters set forth in clause (i) above,

(iv) present any proposal (whether pursuant to Rule 14a-8 under the Exchange Act or otherwise) for consideration for action by stockholders, make a request for a list of the Company’s stockholders, propose any nominee for election to the Board, or seek to place a representative on the Board or seek the removal of any director from the Board,

(v) grant any proxy, consent or other authority to vote with respect to any matters or deposit any of the Voting Securities held by Kensico Capital Management or its Affiliates in a voting trust or subject them to a voting agreement or other arrangement of similar effect,

(vi) make any request under Section 220 of the Delaware General Corporation Law,

(vii) threaten, file or otherwise commence or cause to be threatened, filed or otherwise commenced, any complaint, litigation, claim, action, suit, or similar proceeding (collectively, a “Legal Proceeding”) against the Company or its Affiliates, directors, officer or employees (except solely in connection with enforcing its rights hereunder),

(viii) make any public statement or statement reasonably likely to be made public regarding the Company or its Affiliates, officers, directors, employees or businesses unless approved in writing in advance by the Company,

(ix) effect, seek to effect, or in any way assist or facilitate any other person in effecting or seeking to effect (i) any tender offer or exchange offer to acquire securities of the Company, any acquisition of any material assets or business of the Company or any of its subsidiaries, or any merger, acquisition, share exchange or other business combination involving the Company or any of its subsidiaries, or (ii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries or any material portion of its or their businesses,

(x) (i) request in writing any waiver, or consent under, or any amendment of, any provision of this Agreement, or (ii) file or commence any Legal Proceeding to contest the validity of this Section 2 or to seek a release from the restrictions contained in this Section 2, or

(xi) enter into any negotiations, agreements or understandings with any person designed to accomplish the foregoing or advise, assist, encourage or seek to persuade others to take any action with respect to any of the foregoing.

As used in this Agreement: (A) the term “Affiliate” shall have the meaning set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act, (B) the terms “person” or “persons” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability or unlimited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature (C) the term “Voting Securities” shall mean the Common Stock and any other securities of the Company entitled to vote in the election of directors, or securities convertible into, or exercisable or exchangeable for Common Stock or other securities, whether or not subject to the passage of time or other contingencies and (D) the terms “beneficial owner” and “beneficially own” shall have the meanings as set forth in Rule 13d-3 promulgated under the Exchange Act.

(b)
In the event that, at any time from the date hereof until the date of the 2013 annual meeting of stockholders, Kensico Capital Management shall beneficially own less than 5% of the total number of shares of Common Stock then outstanding, upon the written request of the Company, Thomas J. Coleman shall, and without any further action on his part shall be deemed to, and Kensico Capital Management shall cause him to, immediately resign from the Board.

3.
Confidentiality Agreement.  Kensico Capital Management hereby agrees that Thomas J. Coleman will refrain from communicating to anyone (whether to any company in which Kensico Capital Management have an investment or otherwise), by any means, any confidential information Thomas J. Coleman learns in his capacity as a director of the Company without prior written consent.  Notwithstanding the foregoing, Thomas J. Coleman may communicate such information to Kensico Capital Management and its members, officers, managers, directors, employees, and other authorized representatives, including outside legal counsels (collectively, “Kensico Representatives”), if and only to the extent that such Kensico Representatives have a reasonable need to know such confidential information; provided, further, that Kensico Capital Management (i) shall inform such Kensico Representatives of the confidential nature of any such information and (ii) shall, except as required by applicable law, cause such persons to refrain from communicating such information to anyone (whether to any company in which Kensico Capital Management has an investment or otherwise), by any means, or otherwise use the information in any way other than to evaluate Kensico Capital Management’s investment in the Company.  Kensico Capital Management agrees to undertake reasonable precautions to safeguard and protect the confidentiality of any such information, to accept responsibility for any breach of this Section 3 by Kensico Capital Management or any of the Kensico Representatives, and, at its sole expense, to take all reasonable measures to restrain such Kensico Representatives from prohibited or unauthorized disclosure or uses of any such information.  Notwithstanding anything herein to the contrary, Thomas J. Coleman will not communicate any confidential information to any Representatives if the Company informs him that it believes the withholding of such information is necessary to preserve the Company’s attorney-client privilege and/or to protect highly sensitive information of the Company.  The Company (x) acknowledges that as part of Kensico Capital Management’s business, Kensico Capital Management may analyze and invest in securities, instruments, businesses and assets of companies in the same or similar line of business as the Company and that review of confidential information by personnel of Kensico Capital Management will inevitably enhance their knowledge and understanding of the industries in which the Company operates in a way that cannot be separated from their other knowledge and (y) further agrees that, without limiting Kensico Capital Management’s obligations under this Agreement, this Agreement shall not restrict Kensico Capital Management’s use of such enhanced knowledge and understanding for its own internal purposes, including the purchase, sale, consideration of, and decisions related to other investments.

4.	Representations and Warranties of All Parties. Each of the parties represents and warrants to the other party that:

(a)	Such party has all requisite company power and authority to execute and deliver this Agreement and to perform its obligations hereunder;

(b)	This Agreement has been duly and validly authorized, executed and delivered by it and is a valid and binding obligation of such party, enforceable against such party in accordance with its terms; and

(c)
This Agreement will not result in a violation of any terms or conditions of any agreements to which such person is a party or by which such party may otherwise be bound or of any law, rule, license, regulation, judgment, order or decree governing or affecting such party.

5.
Representations and Warranties of Kensico Capital Management.  Kensico Capital Management represents and warrants that, as of the date of this Agreement, (i) it beneficially owns and/or have an economic exposure to, including without limitation, through derivative transactions, an aggregate of 5,689,488 shares of Common Stock, (ii) except for such ownership or exposure, neither Kensico Capital Management nor any of its Affiliates, has any other direct or indirect beneficial ownership of, and/or economic exposure to, any Voting Securities (or rights or options to own or acquire any Voting Securities, including, without limitation, through any derivative transaction), and (iii) Kensico Capital Management’s entry into this Agreement does not require approval by any owners or holders of any equity interest in Kensico Capital Management (except as has already been obtained).

6.
Miscellaneous.  The parties hereto recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy.  Accordingly, each party agrees that in addition to other remedies the other party shall be entitled to at law or equity, the other party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Court of Chancery or other federal or state courts of the State of Delaware.  In the event that any action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law.  Furthermore, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the Court of Chancery or other federal or state courts of the State of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it shall not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Court of Chancery or other federal or state courts of the State of Delaware, and each of the parties irrevocably waives the right to trial by jury, (d) agrees to waive any bonding requirement under any applicable law, in the case any other party seeks to enforce the terms by way of equitable relief and (e) each of the parties irrevocably consents to service of process by a reputable overnight mail delivery service, signature requested, to the address of such parties’ principal place of business or as otherwise provided by applicable law. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING WITHOUT LIMITATION VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE.

7.
No Waiver.  Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement.  The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

8.
Entire Agreement.  This Agreement and the Confidentiality Agreement contain the entire understanding of the parties with respect to the subject matter hereof and thereof and this Agreement may be amended only by an agreement in writing executed by the parties hereto.

9.
Notices.  All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, if (a) given by telecopy and email, when such telecopy and email is transmitted to the telecopy number set forth below and sent to the email address set forth below and the appropriate confirmation is received or (b) if given by any other means, when actually received during normal business hours at the address specified in this subsection:

If to the Company:
WebMD Health Corp. 111 Eighth Avenue New York, New York 10011 Attention: General Counsel Facsimile: (212) 624-3773 Email: dwamsley@webmd.net

With a copy to (which shall not constitute notice):

Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
Attention:  Creighton O’M Condon, Esq.
     Scott Petepiece, Esq.
Facsimile:  (212) 848-7179
Email:  ccondon@shearman.com
spetepiece@shearman.com

If to Kensico Capital Management:

Kensico Capital Management
55 Railroad Avenue
2nd Floor
Greenwich, Connecticut 06830
Attention:  Israel Friedman
Facsimile:  (203) 862-5801
Email:      ifriedman@kensicocapital.com
regulatory@kensicocapital.com

With a copy to (which shall not constitute notice):

Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 Attention: Stephen Fraidin Richard M. Brand Facsimile: (212) 446-4900 Email: sfraidin@kirkland.com richard.brand@kirkland.com

10.
Severability.  If at any time subsequent to the date hereof, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Agreement.

11.	Counterparts. This Agreement may be executed in two or more counterparts which together shall constitute a single agreement.

12.	Successors and Assigns. This Agreement shall not be assignable by any of the parties to this Agreement. This Agreement, however, shall be binding on successors of the parties hereto.

13.	No Third Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto and is not enforceable by any other persons.

14.	Fees and Expenses. Neither the Company, on the one hand, nor Kensico Capital Management, on the other hand, will be responsible for any fees or expenses of the other in connection with this Agreement.

15.
Term.  This Agreement shall immediately and automatically terminate in its entirety and no party hereunder shall have any further rights or obligations under this Agreement upon Thomas J. Coleman ceasing to be a member of the Board; provided, however, that (i) no party shall be released from any breach of this Agreement that occurred prior to the termination of this Agreement, and (ii) the terms of Section 3 of this Agreement shall survive the termination of this Agreement for a period of two years from the date on which Thomas J. Coleman ceases to be a director of the Company, except with respect to confidential information constituting a trade secret of the Company under 18 U.S.C. § 1839(3), which shall be maintained in accordance with Section 3 for so long as such information continues to constitute a trade secret thereunder.

16.
Interpretation and Construction.  Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said independent counsel.  Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation.  Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regards to events of drafting or preparation.  The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused the same to be executed by its duly authorized representative as of the date first above written.

WEBMD HEALTH CORP.
By:	Name: Douglas W. Wamsley
Title: Executive Vice President

KENSICO CAPITAL MANAGEMENT CORP.
By:	Name: Israel Friedman
Title: General Counsel